EXHIBIT 99.1

                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY

                          CONSOLIDATED FINANCIAL REPORT

                                DECEMBER 31, 2003

                                                                               .
                                                                               .
                                                                               .

                          INDEX TO FINANCIAL STATEMENTS

                       PEOPLES EDUCATIONAL HOLDINGS, INC.
                                 AND SUBSIDIARY

                                    CONTENTS

INDEPENDENT AUDITOR'S REPORT                                                F-3

FINANCIAL STATEMENTS

   Consolidated balance sheets as of December 31, 2003
      and 2002                                                        F-4 - F-5

   Consolidated statements of income for the years
      ended December 31, 2003 and 2002                                      F-6

   Consolidated statements of changes in stockholders'
      equity for the years ended December 31, 2003 and 2002                 F-7

   Consolidated statements of cash flows for the years
      ended December 31, 2003 and 2002                                      F-8

   Notes to consolidated financial statements                        F-9 - F-17

                          INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Peoples Educational Holdings, Inc.
Saddle Brook, New Jersey

We have audited the accompanying consolidated balance sheets of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Peoples Educational Holdings, Inc. and Subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ McGLADREY & PULLEN, LLP
----------------------------------
McGLADREY & PULLEN, LLP

Minneapolis, Minnesota
February 13, 2004

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

ASSETS (NOTE 3)                                                         2003         2002
---------------------------------------------------------------------------------------------
Current Assets
Cash and Cash Equivalents                                           $   426,629   $   312,470
   Accounts Receivable Net of Allowance for Doubtful Accounts
        of $40,000 in 2003 and $51,000 in 2002 and Allowance
        for Returns                                                   1,760,593     1,124,874
   Inventory                                                          1,101,841       984,669
   Advance Royalties                                                    157,054       290,196
   Prepaid Catalog Expenses and Other Current Assets                    201,902       111,534
   Deferred Income Taxes (Note 5)                                       154,000       132,000
                                                                    -----------   -----------
       TOTAL CURRENT ASSETS                                           3,802,019     2,955,743
                                                                    -----------   -----------

Equipment - At Cost, Less Accumulated Depreciation
     of $657,000 in 2003 and $469,000 in 2002 (Note 6)                  690,860       500,698
                                                                    -----------   -----------

Other Assets
   Deferred Prepublication Costs (Note 2)                             6,960,585     4,596,460
   Deposits and
   Other                                                                 78,523        44,384
                                                                    -----------   -----------
       TOTAL OTHER ASSETS                                             7,039,108     4,640,844
                                                                    -----------   -----------
       TOTAL ASSETS                                                 $11,531,987   $ 8,097,285
                                                                    ===========   ===========

     See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2003 AND 2002

LIABILITIES AND STOCKHOLDERS' EQUITY                                      2003         2002
-----------------------------------------------------------------------------------------------
Current Liabilities
   Current Maturities of Long Term Debt                               $    86,998   $    78,953
   Accounts Payable                                                     3,209,138     1,840,135
   Accrued Expenses                                                       801,633       527,297
   Income Taxes Payable                                                    95,874        33,965
                                                                      -----------   -----------
        TOTAL CURRENT LIABILITIES                                       4,193,643     2,480,350
                                                                      -----------   -----------

Long Term Debt, less current maturities (Notes 3 and 6)                   120,545       807,544

Subordinated Convertible Note Payable to Stockholder (Note 3)                   -     1,000,000

Accrued Royalty Payable                                                         -        61,000

Deferred Income Taxes (Note 5)                                             77,000         5,000

Commitments (Note 6)

Stockholders' Equity (Notes 7 and 8)
   Common Stock, $0.02 par value; authorized 8,500,000 shares;
     issued and outstanding 3,809,198 in 2003; 3,216,933 in 2002           76,184        64,338
   Additional Paid In Capital                                           4,796,829     2,787,690
   Retained Earnings                                                    2,267,786     1,049,513
                                                                      -----------   -----------
                                                                        7,140,799     3,901,541

   Less: Note Receivable from issuance of stock                                 -      (158,150)
                                                                      -----------   -----------
        TOTAL STOCKHOLDERS' EQUITY                                      7,140,799     3,743,391
                                                                      -----------   -----------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                    $11,531,987   $ 8,097,285
                                                                      ===========   ===========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                               2003            2002
                                                           ------------    ------------
Net Revenue (Note 4)                                       $ 27,814,648    $ 18,825,224
                                                           ------------    ------------

Cost of Revenue
   Direct Costs                                              13,049,452       9,846,294
   Prepublication Cost Amortization                           2,244,664       1,212,366
                                                           ------------    ------------
     Total                                                   15,294,116      11,058,660
                                                           ------------    ------------

     GROSS PROFIT                                            12,520,532       7,766,564

Selling, General and Administrative Expenses                 10,441,265       6,739,359
                                                           ------------    ------------
     INCOME FROM OPERATIONS                                   2,079,267       1,027,205

Nonoperating Expense
   Interest                                                    (109,709)        (96,235)
   Other                                                         (8,285)         (6,788)
                                                           ------------    ------------
     INCOME BEFORE INCOME TAXES                               1,961,273         924,182

Federal and State Income Taxes (Note 5)                         743,000         349,000
                                                           ------------    ------------
     NET INCOME                                            $  1,218,273    $    575,182
                                                           ============    ============

Net Income per Common Share
   Basic:                                                  $       0.35    $       0.18
   Diluted:                                                $       0.34    $       0.17
                                                           ============    ============

Weighted-average Number of Common Shares Outstanding
   Basic:                                                     3,519,677       3,216,933
   Diluted:                                                   3,620,662       3,302,742
                                                           ============    ============

     See Notes to Consolidated Financial Statements.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                             Additional
                                               Common         Paid-In        Retained        Notes
                                                Stock         Capital        Earnings      Receivable      Total
                                             -----------    -----------    -----------     ----------   -----------
Balance, December 31, 2001                   $    64,338    $ 2,780,190    $   474,331     $(150,650)   $ 3,168,209

Interest on Notes Receivable
   from issuance of Stock                              -          7,500              -        (7,500)             -

Net Income                                             -               -       575,182             -        575,182

Balance, December 31, 2002                        64,338      2,787,690      1,049,513      (158,150)     3,743,391

Interest on Notes Receivable
   from issuance of Stock                              -          2,821              -        (2,821)             -

Payment on Notes Receivable (Note 8)                   -              -              -       160,971        160,971

Exercise of Stock Options (Note 8)                   799         56,516              -             -         57,315

Repurchase of Common Stock                          (224)       (38,928)             -             -        (39,152)

Conversion of Notes Payable and Accrued
   Interest into Common Stock (Note 3)             5,715        994,285              -             -      1,000,000

Sale of Common Stock                               5,556        994,445              -             -      1,000,001

Net Income                                             -              -      1,218,273             -      1,218,273
                                             -----------    -----------    -----------      --------    -----------
Balance, December 31, 2003                   $    76,184    $ 4,796,829    $ 2,267,786      $      -    $ 7,140,799
                                             ===========    ===========    ===========      ========    ===========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2003 AND 2002

                                                                                         2003             2002
                                                                                     -----------      -----------
Cash Flows From Operating Activities
Net Income                                                                           $ 1,218,273      $   575,182
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities
     Depreciation                                                                        187,273          159,864
     Amortization of Prepublication Costs                                              2,244,664        1,212,366
     Deferred Income Taxes                                                                50,000           28,000
Changes in Assets and Liabilities
     Accounts Receivable                                                                (635,719)        (137,271)
     Inventory                                                                          (117,172)         441,734
     Prepaid Catalog Expense and Other Current Assets                                    (90,368)         (62,206)
     Advance Royalties                                                                   133,142          310,078
     Deposits and Other                                                                  (34,139)           4,844
     Accounts Payable and Accrued Expenses                                             1,643,340          365,148
     Accrued Royalty Payable                                                             (61,000)               -
     Income Taxes Payable                                                                 61,909          (81,000)
                                                                                     -----------      -----------
        Net Cash Provided by Operating Activities                                      4,600,203        2,816,739
                                                                                     -----------      -----------

Cash Flows From Investing Activities
     Purchases of Equipment                                                             (377,437)        (210,236)
     Expenditures for Prepublication Costs                                            (4,608,789)      (3,405,974)
                                                                                     -----------      -----------
        Net Cash Used in Investing Activities                                         (4,986,226)      (3,616,210)
                                                                                     -----------      -----------

Cash Flows From Financing Activities
     Net Payments Under Line of Credit                                                  (600,000)        (800,000)
     Proceeds from Exercise of Stock Options                                              57,315                -
     Payments Received on Notes Receivable from Stock Issuance                           160,971                -
     Proceeds from Issuance of Debt and Capital Leases                                         -        1,169,373
     Proceeds from the Sale of Common Stock                                            1,000,001                -
     Repurchase of Common Stock                                                          (39,152)               -
     Principal Payments on Long Term Debt                                                (78,954)         (41,972)
                                                                                     -----------      -----------
        Net Cash Provided by Financing Activities                                        500,181          327,401
                                                                                     -----------      -----------

        Net Increase (Decrease) in Cash and Cash Equivalents                             114,159         (472,070)

Cash and Cash Equivalents
     Beginning of Period                                                                 312,470          784,540
                                                                                     -----------      -----------
     End of Period                                                                   $   426,629      $   312,470
                                                                                     ===========      ===========

Supplemental Cash Flow Information
     Cash Payments for:
        Interest                                                                     $   109,709      $    96,237
        Income Taxes                                                                     670,869          402,000
                                                                                     ===========      ===========
Supplemental Schedule of Noncash Investing and Financing Activities
   Conversion of Note Payable and Accrued Interest to Common Stock                   $ 1,000,000      $         -
                                                                                     ===========      ===========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS: Peoples Educational Holdings, Inc. (PEH), through its wholly owned subsidiary, The Peoples Publishing Group, Inc. (PPG), publishes and markets its own supplementary educational textbooks and materials for K through 12 schools, materials that are predominantly state-specific and standards-based, focused on state-required tests, and predominantly softcover. PPG also distributes college textbooks and supplements to the high school advanced placement market. Marketing channels include direct and commission sales representatives, telemarketing, direct mail, and catalogs. PPG and PEH are together referred to herein as the Company.

PRINCIPLES OF CONSOLIDATION: The consolidated financial statements include the accounts of PEH and its wholly owned subsidiary, PPG. All significant intercompany accounts and transactions have been eliminated in consolidation.

CASH AND CASH EQUIVALENTS: For purposes of reporting cash flows, the Company considers all short-term debt securities purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

REVENUE RECOGNITION AND ACCOUNTS RECEIVABLE: The Company recognizes revenue upon shipment and estimates returns if the right of return exists. The allowances for returns as of December 31, 2003 and 2002, were $595,083 and $488,923, respectively. These allowances are recorded as a reduction of accounts receivable. The Company recognizes shipping and handling revenues as part of revenue, and shipping and handling expenses as part of cost of revenues on the statements of income.

The Company provides credit to its customers determined on a customer-by-customer basis. Trade receivables are carried at original invoice amount less an estimate made for the doubtful receivables based on a review of all outstanding amounts on a monthly basis. Management determines the allowance for doubtful accounts after reviewing individual customer accounts as well as considering both historical and expected credit loss experience. Trade receivables are written off when deemed uncollectible. Recoveries of trade receivables previously written off are recorded when received.

MAJOR SUPPLIERS: For 2003 and 2002, approximately 36% and 52% of total product line revenues respectively were generated from college books and products purchased from two major college book publishers. The Company has exclusive distribution agreements with these two publishers. The loss of either of these distribution agreements would have a material adverse effect on the Company's revenues and net income.

INVENTORY: Inventory is stated at the lower of cost or market, which is determined using the first-in, first-out method. Inventory consists entirely of finished goods. Inventory on the consolidated balance sheet is reflected net of reserves for write-downs or non-salability of $187,000 and $117,000 in 2003 and 2002, respectively.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED PREPUBLICATION COSTS: Prepublication costs of new books consist primarily of freelance page make-up, outside editorial, design, layout, art, photo services, mechanicals, film, plate preparation charges, advanced royalties (beginning in 2001), and photo and text permissions. Prepublication costs are amortized over three years (the estimated minimum lives of the related publications) using the straight-line method from the date of initial publication.

ADVANCE ROYALTIES: Advance royalties, through the second quarter of 2001, were recorded as an asset when paid, incurred, or otherwise acquired and are expensed when earned by the authors.

PREPAID CATALOGS AND MARKETING EXPENSE: The cost of catalogs which have not been completed or delivered to customers is carried as a prepaid expense until the actual date of completion and mailing. Catalog expense is recognized in the consolidated statements of income in the period in which the catalogs are mailed or distributed. Marketing expense, excluding catalog expense, was $922,133 and $502,598 for 2003 and 2002, respectively.

SOFTWARE DEVELOPMENT COSTS: The Company capitalizes internal and external costs incurred to develop or enhance its internal use software during the application development stage if it is probable that such development or modifications will result in additional functionality. The Company capitalized $49,523 of such costs during the year ended December 31, 2002, and is amortizing these costs over an expected useful life of five years on a straight-line basis.

DEPRECIATION: Equipment is recorded at cost. Depreciation is provided over the equipment's estimated useful lives of five to seven years using the straight-line method. Maintenance and repairs are charged to expense as incurred, and major renewals or improvements are capitalized. On sale or retirement of property and equipment, the related costs and accumulated depreciation are removed from the accounts, and any gain or loss is included in the results of current operations.

ACCOUNTING FOR LONG-LIVED ASSETS: Long-lived assets, such as equipment, deferred prepublication costs, advance royalties, and other assets with finite lives, are evaluated for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This is accomplished by comparing their carrying value with the estimated future net undiscounted cash flows expected to result from the use of the assets, including cash flows from disposition. Should the sum of the expected future net cash flows be less than the carrying value, the Company would recognize an impairment loss at that date. An impairment loss would be measured by comparing the amount by which the carrying value exceeds fair value (estimated discounted future cash flows or appraisal of assets) of the long-lived assets. To date, management has determined that no impairment of long-lived assets exists.

INCOME TAXES: The Company accounts for deferred taxes on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deferred taxes are based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not to be realized. Income tax expense is the tax payable or refundable for the year plus or minus the change during the year in deferred tax assets and liabilities.

BASIC AND DILUTED NET INCOME PER SHARE: Basic per share amounts are computed, generally, by dividing net income by the weighted-average number of common shares outstanding. Diluted per share amounts assume the conversion, exercise, or issuance of all potential common stock instruments unless their effect is antidilutive, thereby increasing the income per common share. During 2003 and 2002, convertible debt as described in Note 3 and options as reflected in Note 8 were included in the computation of weighted-average diluted shares outstanding in the quarters in which their effect was dilutive.

STOCK-BASED COMPENSATION: The Company grants options to its employees under its 1998 Stock Option Plan as described in Note 8. As permitted by accounting principles generally accepted in the United States of America, these grants are accounted for following APB Opinion No. 25 and related interpretations. Accordingly, compensation cost has been recognized for those grants whose exercise price is less than the fair market value of the stock on the date of grant. There was no compensation expense recorded for employee grants for the years ended December 31, 2003 and 2002.

Had compensation cost for the options been determined based on the fair values at the grant date consistent with the provisions of FASB Statement No. 123, the Company's net income and net income per basic and diluted common share would have been as indicated below:

                                                                           Years Ended December 31
                                                                        ------------------------------
                                                                             2003              2002
                                                                        -------------      -----------
Net Income, as reported                                                 $   1,218,273      $   575,182
     Deduct total stock-based employee compensation expense
        determined under the fair value-based method for all awards          (152,989)         (94,321)
                                                                        -------------      -----------
   Net Income, proforma                                                 $   1,065,284      $   480,861
                                                                        =============      ===========
Basic net income per common share:
   As reported                                                          $        0.35      $      0.18
   Pro forma                                                                     0.30             0.15
Diluted net income per common share:
   As reported                                                                   0.34             0.17
   Pro forma                                                                     0.29             0.15

The above pro forma effects on net income and net income per basic and diluted common share are not likely to be representative of the effects on reported net income or net income per common share for future years because options vest over several years and additional awards generally are made each year.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

FAIR VALUE OF FINANCIAL INSTRUMENTS: The financial statements include the following financial instruments and methods and assumptions used in estimating their fair values: for cash and cash equivalents, the carrying amount is fair value, and for trade accounts receivable, accounts payable, and line-of-credit debt, the carrying amounts approximate their fair values due to either the short-term nature of these instruments or the variable nature of the interest rate. No separate comparison of fair values versus carrying values is presented for the aforementioned financial instruments since their fair values are not significantly different than their balance sheet carrying amounts. In addition, the aggregate fair values of all financial instruments would not represent the underlying value of the Company.

USE OF ESTIMATES: In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. DEFERRED PREPUBLICATION COSTS The activities in deferred prepublication costs for the years ended December 31, 2003 and 2002, are as follows:

                                                    2003             2002
                                                -----------      -----------
Prepublishing costs, net, beginning of year     $ 4,596,460      $ 2,402,852
Prepublication cost additions                     4,608,789        3,405,974
Amortization expense                             (2,244,664)      (1,212,366)
                                                -----------      -----------
Prepublishing costs, net, end of year           $ 6,960,585      $ 4,596,460
                                                ===========      ===========

The future amortization expense of deferred prepublication costs is estimated to be as follows:

For the year ending December 31
2004                               $ 2,824,000
2005                                 2,497,000
2006                                 1,363,000
2007                                   277,000

NOTE 3. LINES OF CREDIT AND LONG-TERM DEBT

LINES OF CREDIT AND LONG-TERM DEBT: On February 24, 2003, the Company entered into a new $6,500,000 financing arrangement with a financial institution. The arrangement includes three separate revolving lines of credit. The arrangement provides for advances up to $4,000,000 over two years, subject to borrowing base restrictions limited to 80 percent of eligible accounts receivable and 35 percent of inventory. The second line of credit is $2,000,000 over two years, while the final $500,000 line of credit is for a one-year period. All three lines of credit bear interest at LIBOR plus 2.25 percent. Total borrowings are secured by substantially all assets of the Company and are subject to certain financial covenants. At December 31, 2003, no amounts were outstanding under this arrangement. This new financing agreement replaced a $5,500,000 line of credit that existed at December 31, 2002.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3. LINES OF CREDIT AND LONG-TERM DEBT  (CONTINUED)

The Company also has an arrangement for a three year reducing revolver in the amount of $500,000 at an interest rate of LIBOR plus 2.25 percent. At December 31, 2003, no amounts were outstanding under this arrangement.

Long-term debt at December 31, 2003 and 2002, consisted of the following:

                                                     2003         2002
                                                   --------     --------
Obligations under capital leases (Note 6)          $207,543     $286,497
Notes payable under line of credit (see above)            -      600,000
                                                   --------     --------
                                                    207,543      886,497
Less current maturities                              86,998       78,953
                                                   --------     --------
                                                   $120,545     $807,544
                                                   ========     ========

The future payments under capital lease obligations are reflected in Note 6.

CONVERTIBLE NOTE PAYABLE TO STOCKHOLDER: In December 2002, the Company borrowed $1,000,000 under a subordinated convertible note payable to its largest stockholder. The terms of this note provided for quarterly interest payments at a rate of 10 percent with principle due December 30, 2004, and conversion into common stock if the Company secured a certain level of debt financing. As a result of the aforementioned new financing agreement in February 2003, this note, plus accrued interest, was converted into 289,785 shares of common stock at a conversion price of $3.50 per share.

NOTE 4.  NET REVENUE BY PRODUCT LINE

The Company operates as one business segment, with three major product lines. The Company's revenues, net of returns, by major product line for the years ended December 31, 2003 and 2002, are as follows:

Net Product Line Revenue              2003             2002
                                   -----------     -----------
Test Preparation                   $15,109,423     $ 7,047,514
College Preparation                  9,359,264       9,076,236
Instruction                          1,279,393       1,235,086
                                   -----------     -----------
Total Net Product Line Revenue      25,748,080      17,358,836

Shipping and Handling Revenue        2,066,568       1,466,388
                                   -----------     -----------
Total Net Revenue                  $27,814,648     $18,825,224
                                   ===========     ===========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. INCOME TAXES

Federal and state income tax expense for the years ended December 31, 2003 and 2002, consisted of the following:

               2003         2002
             --------     --------
Current      $693,000     $321,000
Deferred       50,000       28,000
             --------     --------
Total        $743,000     $349,000
             ========     ========

For the years ended December 31, 2003 and 2002, the income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income, due to the following:

                                                     2003           2002
                                                  ---------      ---------
Computed federal income tax at statutory rate     $ 690,000      $ 323,000
State income taxes, net of federal benefit           71,000         45,000
Benefit of income taxed at lower rate               (20,000)        (9,000)
Other, including nondeductible expenses, net          2,000        (10,000)
                                                  ---------      ---------
                                                  $ 743,000      $ 349,000
                                                  =========      =========

Net deferred tax assets and liabilities are comprised of the following at December 31, 2003 and 2002:

                                          2003           2002
                                       ---------      ---------
Deferred tax assets:
   Allowance for doubtful accounts     $  15,000      $  20,000
   Allowance for sales returns           229,000        188,000
   Inventory                              89,000         71,000
   Net operating loss                     63,000         69,000
                                       ---------      ---------
                                         396,000        348,000
                                       ---------      ---------

Deferred tax liabilities:
   Fixed assets                         (140,000)       (74,000)
   Allowance for purchase returns       (179,000)      (147,000)
                                       ---------      ---------
                                        (319,000)      (221,000)
                                       ---------      ---------
Net deferred tax assets                $  77,000      $ 127,000
                                       =========      =========

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5. INCOME TAXES (CONTINUED)

The aforementioned net deferred tax assets are reflected on the consolidated balance sheets as follows:

                                                      December 31
                                             ------------------------------
                                                 2003              2002
                                             ------------      ------------
Current assets                               $    154,000      $    132,000
Noncurrent assets                                 (77,000)           (5,000)
                                             ------------      ------------
Net deferred tax assets                      $     77,000      $    127,000
                                             ============      ============

As of December 31, 2003, the Company had approximately $185,000 of net operating loss (NOL) carryforwards available to reduce federal taxable income to 2014. Future utilization of these loss carryforwards is subject to certain limitations under provisions of the Internal Revenue Code, including limitations subject to
Section 382, which relate to a 50 percent change in control over a three-year period. Such a change did take place in 1998, and the NOL carryforwards were adjusted accordingly. The Company's ability to utilize the aforementioned NOL carryforwards is limited to approximately $17,600 per year.

NOTE 6. COMMITMENTS

OPERATING LEASES: The Company is leasing its premises under an operating lease that expires in October 2008. The Company also leases certain office equipment under operating leases. In December 2003, the Company entered into a three-year lease for office space in Round Rock, Texas.

Future minimum rental obligations under operating leases are as follows:

Years ending December 31:
         2004                                                    $  350,000
         2005                                                       351,000
         2006                                                       343,000
         2007                                                       306,000
         2008                                                       249,000
                                                                 ----------
                                                                 $1,599,000
                                                                 ==========

Rent expense under the aforementioned operating leases was $264,000 and $216,000 in 2003 and 2002, respectively.

CAPITAL LEASES: The Company also has capital leases for the use of certain office equipment. Lease terms are generally three to five years. Effective interest rates on these obligations approximate 12 percent.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 6. COMMITMENTS (CONTINUED)

A summary of equipment under capital leases as of December 31, 2003 and 2002, is as follows:

                                                 2003              2002
                                             ------------      ------------
Office equipment                             $    360,082      $    360,082
Less accumulated depreciation                     177,078           105,718
                                             ------------      ------------
                                             $    183,004      $    254,364
                                             ============      ============

Approximate minimum annual lease payments under capital leases are as follows:

Years ending December 31:
         2004                                                                   $ 106,284
         2005                                                                     106,284
         2006                                                                      23,490
                                                                                ---------
                                                                                  236,058

Less amount representing interest                                                  28,515
                                                                                ---------
Present value of minimum lease payments (included in long-term debt -- Note 3)  $ 207,543
                                                                                =========

EMPLOYMENT AGREEMENTS: The Company has employment agreements with certain executive officers, which provide severance benefits in the event the Company, without cause, terminates such officers.

NOTE 7. CAPITAL STOCK

AUTHORIZED CAPITAL STOCK: The Company has authorized 10,000,000 shares of capital stock, of which 8,500,000 are designated as common shares and 1,500,000 are designated as preferred shares.

NOTE 8. STOCK OPTIONS

As discussed in Note 1 to the financial statements, the Company accounts for employee stock-based compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. The pro forma fair value of each option grant as presented in Note 1 to the financial statements is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants: no dividends, risk-free interest rates of 3.8 to 4.2 percent in 2003 and 3.3 to 4.2 percent in 2002, expected lives of five to ten years, and no expected volatility.

The 1998 Stock Option Plan (the Plan) permits the granting of incentive stock options and nonqualified options. A total of 800,000 shares of the Company's common stock have been reserved for issuance pursuant to options granted under the Plan.

PEOPLES EDUCATIONAL HOLDINGS, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8.  STOCK OPTIONS (CONTINUED)

A summary of stock option activity is as follows:

                                                     Weighted-                      Weighted-
                                                     Average                        Average
                                                      Grant                         Exercise
                                                    Fair Value     Shares             Price
                                                    ----------     -------          --------
Outstanding at December 31, 2001                    $     1.20     481,664          $   2.70
   Granted                                                0.95     231,900              3.00
                                                                   -------
Outstanding at December 31, 2002                          1.12     713,564              2.80
   Granted                                                1.22      50,500              3.60
   Exercised                                              0.53     (35,889)             1.20
                                                                   -------
Outstanding at December 31, 2003                          1.16     728,175              2.93
                                                                   =======

There were 435,099 and 340,014 options exercisable at December 31, 2003 and 2002, respectively, at weighted-average exercise prices of $2.83 and $2.56 per share, respectively. The weighted-average remaining contractual life of all outstanding options was 7.04 years at December 31, 2003.

In a prior year, two officer/stockholders exercised options to purchase shares of Company stock. The shares were issued in exchange for $125,000 of nonrecourse promissory notes receivable bearing interest at 6 percent per annum. The notes, plus all accrued interest, were due on July 31, 2003, and were collateralized by the shares acquired. For financial reporting purposes, the notes receivable were accounted for as a reduction of stockholders' equity. These notes were repaid in May 2003.

NOTE 9. RELATED-PARTY TRANSACTIONS

The Company paid approximately $83,000 in 2003 for consulting and market research services provided by two companies that are owned by one of the Company's directors.